AB

Vf 4-3-02

02019458

STATES
... AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 29 2002 ... 336 D.C.

SEC FILE NUMBER
8- 46310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Fifth Ave
(No. and Street)

Indialantic (City) FL (State) 32903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark F Caulfield, CFO 321-724-2303 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Stephens, Lovelace, P.A.
(Name — if individual, state last, first, middle name)

1201 S. Orlando Ave, Ste. 400 (Address) Winter Park (City) FL (State) 32789-7192 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 4-4-02

OATH OR AFFIRMATION

I, Mark F. Caulfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Brokerage Services, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public
Miguel Dujovne

Miguel E. Dujovne
MY COMMISSION # CC755143 EXPIRES
June 29, 2002
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statement of income (loss) and comprehensive income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has suffered recurring losses from operations and was not in compliance with its net capital requirements at December 31, 2001, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
March 6, 2002

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. (a Florida Corporation) and Subsidiaries as of December 31, 2000, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has suffered recurring losses from operations at December 31, 2000, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hoyman, Dobson & Company, P.A.

Hoyman, Dobson & Company, P.A.
Melbourne, FL
February 27, 2001

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

CONTENTS

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2001 and 2000

ASSETS	2001	2000
Cash	$ 43,218	$ 226,150
Cash with clearing broker	25,062	25,141
Investments available-for-sale	14,810	13,925
Commissions receivable	524,572	508,990
Prepaid expenses	63,438	46,780
Other receivable, net of $14,020 allowance for doubtful accounts at December 31, 2001 and 2000	154,022	17,855
Due from related parties	47,639	44,778
Secured demand notes receivable	40,000	40,000
Property and equipment, net	156,424	105,603
Total assets	$ 1,069,185	$ 1,029,222
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 160,147	$ 77,025
Accrued commission expense	463,884	380,634
Deferred income	52,333	21,333
Note payable	50,000	-
Obligations under capital leases	11,500	12,055
Due to related party	200	200
Total liabilities	738,064	491,247
Liabilities subordinated to claims of general creditors	40,000	40,000
Stockholders' equity		
Preferred stock, 12% cumulative convertible; par value $0.0001 per share; authorized 5,000,000 shares; 125,000 issued and outstanding (liquidation preference of $125,000)	13	-
Common stock, par value $0.0001 per share; authorized 20,000,000 shares; 4,700,064 issued and 4,691,080 outstanding at December 31, 2001 and 4,698,525 issued and 4,691,224 outstanding at December 31, 2000	470	470
Additional paid-in capital	3,023,897	2,898,910
Unearned stock compensation	(6,342)	(207,732)
Treasury stock, at cost	(16,238)	(29,857)
Accumulated other comprehensive income	2,660	1,775
Subscriptions receivable	(10,250)	(10,250)
Accumulated deficit	(2,703,089)	(2,155,341)
Total stockholders' equity	291,121	497,975
Total liabilities and stockholders' equity	$ 1,069,185	$ 1,029,222

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 7,131,431	$ 6,847,362
Interest and dividends	64,522	51,685
Other	27,457	80,639
	7,223,410	6,979,686
Expenses		
Commissions	6,021,991	5,583,196
Occupancy	96,460	115,752
Amortization of unearned stock compensation/ consultant expenses	201,390	349,028
Salaries and benefits	664,850	659,245
Recruiting expense	121,135	146,406
Legal expense	118,712	137,054
Other operating expenses	546,620	634,364
	7,771,158	7,625,045
Net loss before income taxes	(547,748)	(645,359)
Provision for income taxes	-	-
Net loss	$ (547,748)	$ (645,359)
Weighted average common shares and common share equivalents outstanding	4;693,970	4,575,534
Basic and diluted loss per share	$ (0.117)	$ (0.141)
Other comprehensive income (loss), net of tax:		
Net loss	$ (547,748)	$ (645,359)
Unrealized gain on securities:		
Unrealized holding gains arising during the year	885	1,775
Other comprehensive income	885	1,775
Comprehensive loss	$ (546,863)	$ (643,584)

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2001 and 2000

	Preferred Stock		Common Stock								
	Number of Shares Outstanding	Par Value	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock Compen-sation	Treasury Stock	Accumulated Other Compre-hensive Income	Subscrip-tion Receivable	Accumu-lated Deficit	Total Stock-holders' Equity
Balances, December 31, 1999	-	$ -	4,538,132	$ 454	$ 2,559,389	$ (517,223)	$ (18,578)	$ -	$ (94,000)	$ (1,509,982)	$ 420,060
Issuance of common stock for cash	-	-	150,000	15	299,985	-	-	-	-	-	300,000
Issuance of common stock for unearned compensation	-	-	16,768	1	39,536	(39,537)	-	-	-	-	-
Amortization of unearned stock compensation/consultant expenses	-	-	-	-	-	349,028	-	-	-	-	349,028
Retirement of common stock	-	-	(10,000)	-	-	-	-	-	-	-	-
Purchase of treasury stock	-	-	(27,090)	-	-	-	(91,850)	-	-	-	(91,850)
Sale of treasury stock	-	-	23,414	-	-	-	80,571	-	-	-	80,571
Accumulated unrealized gain on investments	-	-	-	-	-	-	-	1,775	-	-	1,775
Collection of subscription receivable	-	-	-	-	-	-	-	-	83,750	-	83,750
Net loss	-	-	-	-	-	-	-	-	-	(645,359)	(645,359)
Balances, December 31, 2000	-	-	4,691,224	470	2,898,910	(207,732)	(29,857)	1,775	(10,250)	(2,155,341)	497,975
Issuance of preferred stock for cash	125,000	13	-	-	124,987	-	-	-	-	-	125,000
Purchase of treasury stock	-	-	(6,500)	-	-	-	(7,800)	-	-	-	(7,800)
Issuance of treasury stock	-	-	4,817	-	-	-	21,419	-	-	-	21,419
Other	-	-	1,539	-	-	-	-	-	-	-	-
Amortization of unearned stock compensation/consultant expenses	-	-	-	-	-	201,390	-	-	-	-	201,390
Unrealized gain on securities	-	-	-	-	-	-	-	885	-	-	885
Net loss	-	-	-	-	-	-	-	-	-	(547,748)	(547,748)
Balances, December 31, 2001	125,000	$ 13	4,691,080	$ 470	$ 3,023,897	$ (6,342)	$ (16,238)	$ 2,660	$ (10,250)	$ (2,703,089)	$ 291,121

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2001

Balance at December 31, 2000	$ 40,000
Increases	-
Decreases	-
Balance at December 31, 2001	$ 40,000

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss	$ (547,748)	$ (645,359)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	56,640	43,323
Amortization of unearned stock compensation expense	201,390	349,028
Changes in:		
Cash with clearing broker	79	(9)
Commissions receivable	(15,582)	(45,634)
Other receivable	(136,167)	(17,855)
Prepaid expenses	(16,658)	(19,648)
Due from related parties	(2,861)	23,620
Accounts payable and accrued expenses	83,122	13,129
Accrued commission expense	83,250	(265,291)
Deferred income	31,000	(3,334)
Due to related party	-	200
Net cash used in operating activities	(263,535)	(567,830)
Cash flows from investing activities		
Purchase of investments	-	(12,150)
Purchase of property and equipment	(96,380)	(17,050)
Net cash used in investing activities	(96,380)	(29,200)
Cash flows from financing activities		
Issuance of preferred stock	125,000	-
Purchase of treasury stock	(7,800)	(91,850)
Issuance of treasury stock	21,419	80,571
Issuance of common stock	-	300,000
Proceeds received from subscription receivable	-	131,750
Proceeds from note payable	50,000	-
Payments on capital lease obligation	(11,636)	(6,248)
Net cash provided by financing activities	176,983	414,223
Net decrease in cash and cash equivalents	(182,932)	(182,807)
Cash and cash equivalents at beginning of year	226,150	408,957
Cash and cash equivalents at end of year	$ 43,218	$ 226,150

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services Inc. (the "Company") is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker-dealer offering financial services to clients across the country through its 50 independent broker-dealer branch offices.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's subsidiaries include Summit Holding Group, Inc. (a holding company) and its wholly owned subsidiaries Summit Financial Group, Inc. (a registered investment advisor) and Summit Insurance Agency Corporation (an insurance business). Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CASH WITH CLEARING BROKER - The Company has an interest-bearing reserve deposit with a clearing broker. The clearing broker requires this deposit of all introducing brokers for whom it transacts business.

INVESTMENTS AVAILABLE FOR SALE - Available-for-sale securities are recorded at fair value in investments with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income.

COMMISSION RECEIVABLE - The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting purposes, is based on the straight-line and double-declining balance methods over the estimated useful lives of the related assets, generally 3 to 7 years.

DEFERRED INCOME - Deferred income represents advances received from the clearing broker for unearned commissions.

TREASURY STOCK - Treasury stock is shown at cost.

COMMISSIONS REVENUE AND EXPENSES - Commissions revenue is recorded on a trade-date basis as transactions occur. The Company receives commissions on products sold by its branch offices and independent brokers. The Company receives all commissions from the transactions, takes its commission based on the terms agreed to in the registered representative agreements and remits all remaining commissions to the branch offices.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax also is recognized for operating losses and tax credits that are available to offset future taxable income.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share for the years ended December 31, 2001 and 2000 have been computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share for the years ended December 31, 2001 and 2000 did not differ from amounts computed under the basic computation.

ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS AVAILABLE FOR SALE

All available-for-sale securities are invested in common stock. The fair value of this stock at December 31, 2001, is $14,810. The securities have a gross unrealized gain at December 31, 2001 of $2,660. There were no realized gains or losses during fiscal years 2001 and 2000.

NOTE 3 - DUE FROM/TO RELATED PARTIES

At December 31, 2001 and 2000, the Company had a receivable of $16,183 and $19,233, respectively, from a related company for expenses paid by Summit Brokerage Services, Inc. on behalf of the related company. The related company is 100% owned by a shareholder, who is also the majority shareholder of Summit Brokerage Services, Inc. The receivable is unwritten.

At December 31, 2000, the Company had advances outstanding of $3,251 to an entity 100% owned by a shareholder who is also the Company's majority shareholder. These advances were for expenses paid by Summit Brokerage Services, Inc. on the related company's behalf. This related company owns an office building that the Company leases. The advances were repaid during 2001.

At December 31, 2000, the Company had a note receivable of $22,294 from an officer of the Company. The note was repaid during 2001.

At December 31, 2001, the Company had $1,456 due from a related company for expenses paid on its behalf. The related company is 100% owned by a shareholder, who is also the majority shareholder of Summit Brokerage Services, Inc. This related company conducts educational and training seminars, which generate income from fees paid by the participants.

At December 31, 2001, the Company had $30,000 due from the majority shareholder of Summit Brokerage Services, Inc. The outstanding balance is noninterest-bearing and there are no written terms of repayment. The amount was repaid in January 2002.

At December 31, 2001 and 2000, the Company owed $200 to a related company for an advance for operating expenses. This amount is expected to be repaid in the next fiscal year.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2001	2000
Computer systems and software	$ 119,410	$ 114,764
Equipment and furniture	30,563	27,371
Equipment and furniture held under capital lease	37,854	16,809
Leasehold improvements	139,530	60,952
Total	327,357	219,896
Less: accumulated depreciation	(170,933)	(114,293)
Total property and equipment	$ 156,424	$ 105,603

Depreciation expense was $56,640 and $43,323 for the years ended December 31, 2001 and 2000, respectively.

In April, 2000, the Company obtained $52,609 of equipment in exchange for a reduction in due from related party of $34,306 and assuming a capital lease obligation of $18,303.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31:

	2001	2000
Accounts payable	$ 146,844	$ 38,303
Accrued interest payable	-	3,600
Accrued wages and salaries payable	3,257	2,264
Accrued benefits payable	-	4,969
Other payable to brokers	10,046	27,889
	$ 160,147	$ 77,025

NOTE 6 - OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2001:

Year Ending December 31,	***Amount***
2002	$ 11,700
2003	1,044
Total minimum lease payments	12,744
Less: Amount representing interest	(1,244)
Present value of net minimum lease payments	$ 11,500

NOTE 7 - NOTE PAYABLE

At December 31, 2001, the Company had a $50,000 note payable to an individual. The note is unsecured and bears interest at 12%. The note is due on December 15, 2002.

Interest expense was $18,796 and $5,133 for 2001 and 2000, respectively. Cash paid for interest was $22,396 and $1,533 for 2001 and 2000, respectively.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On March 31, 2000, the Company entered into a secured demand note collateral agreement with a corporation 100% owned by Summit Brokerage Services, Inc.'s majority shareholder. The note is due on April 30, 2002 and accrues interest at 12.0% per annum. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rate. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 9 - COMMON STOCK

On July 16, 1997, the Company established a restricted stock bonus plan as an incentive for employees and certain consultants to remain in the employment or service of the Company. The shares granted under the plan were in the form of restricted stock vesting over a two-year period beginning after the date of grant of the award. Since the stock issued is subject to forfeiture until two-years of continuous employment or service from the date of the grant award, unearned compensation is recorded at the fair market value at the date awarded as a reduction of stockholder's equity. Compensation and consultant expense is recognized pro rata over the period during which the shares are earned, in accordance with FASB 123. The Company amortized $201,390 and $349,028 of unearned stock compensation and consultant expenses for the years ended December 31, 2001 and 2000, respectively.

On January 13, 1999, the Company granted 15,000 shares of restricted stock to an attorney as payment for services rendered through the end of 2000. When the shares were issued, unearned compensation for consulting services of $54,450 was recorded at the fair market value of the stock on the date of issue as a reduction of stockholder's equity. Consultant expenses are recognized pro rata over the period during which the services are being performed. Consultant expenses recognized for the year ended December 31, 2000, were $27,225.

On July 29, 1999, the Company placed into escrow 100,000 shares of restricted stock in the name of a placement agent for services to be performed. The stock issued is being held in escrow as of December 31, 2001 pending performance of these services. The fair value of these shares will be determined and additional costs recorded when the services are performed or, if the services are not performed, the shares will be returned to the Company.

In March, 2000, the Company issued 16,768 shares of common stock for $39,537 of unearned compensation.

In August 2001, the Company amended its Articles of Incorporation to increase the number of its authorized common shares from 10,000,000 to 20,000,000.

NOTE 10 - PREFERRED STOCK

On September 1, 2000, the Company amended its Articles of Incorporation. The amendment created blank preferred stock, par value $.0001 per share, and authorized 5,000,000 shares. During the year ended December 31, 2001, the Company issued 125,000 shares of 12% cumulative convertible preferred stock for $125,000. The number of shares of common stock which may be issued in respect of the shares of preferred stock shall be determined by dividing (i) a numerator equal to the number of shares of Series A 12% Convertible Preferred Stock being converted multiplied by 115% of the subscription price, (ii) a denominator representing the per share price that is the lower of the closing price and the average closing sale price for the 20 trading days immediately preceding the Series A conversion date; provided, however, in no event shall the denominator be less than the subscription price. All such preferred stock is non-voting stock. The holders of Series A 12% Convertible Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, cash dividends at the rate of $0.12 per annum, subject to voluntary conversion. Such dividends shall accrue and be cumulative from the issue date. Dividends shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year; provided, however, the first dividend payment date shall not occur before the last calendar day of the first full fiscal quarter following the issue date. Undeclared dividends in arrears as of December 31, 2001 approximated $8,300. In the event of any liquidation, dissolution or winding up of the Company's affairs for a price per share which is less than the subscription price set forth herein, holders of the preferred shares will be entitled to a liquidation preference of $1.00 per preferred share, plus the dividends set forth above, prior to any distribution to the holders of common stock in full and complete liquidation of the interest of the holders of preferred shares. In the event that the Company does not have sufficient funds to pay the full liquidation preference payable to the holders of preferred shares, and any other shares issued on a parity with the preferred shares ("Parity Shares"), the existing funds will be allocated among the holders of all such preferred shares and Parity Shares pro rata in proportion to the full amounts to which they would respectively be entitled. At any time after August 1, 2002, the Company may, unless otherwise prevented by law, redeem from the holder thereof, the holder's preferred shares at the subscription price ($1.00 per share), together with any accrued but unpaid dividends thereon to and including the date of redemption, in whole or, from time to time, in part. Any partial redemption shall be allocated among the holders of preferred shares pro rata or by lot, as determined by the Company.

NOTE 11 - TREASURY STOCK

Treasury stock is shown at cost, and consists of 8,984 and 7,301 shares of common stock at December 31, 2001 and 2000, respectively.

NOTE 12 - STOCK OPTIONS

Stock option activity during 2001 and 2000, was as follows:

	Number of Options	Weighted-average Exercise Price
Outstanding at December 31, 1999	155,000	$ 2.50
Cancelled	(155,000)	$ 2.50
Granted	1,245,473	$ 2.50
Forfeited	(82,750)	$ 2.50
Outstanding at December 31, 2000	1,162,723	$ 2.50
Granted	504,141	$ 0.77
Forfeited	(31,648)	$ 2.50
Outstanding at December 31, 2001	1,635,216	$ 1.97
Shares exercisable at December 31, 2001	1,299,821	$ 2.08

The range of exercise prices for options outstanding at December 31, 2001 was $.50 to $2.50. The following table summarizes information about options outstanding at December 31, 2001:

	Outstanding Options		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.50	234,560	10.0	$0.50
$1.00	268,581	9.6	$1.00
$2.50	1,132,075	8.5	$2.50
	1,635,216		$1.97

	Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.50	234,560	$0.50
$1.00	53,916	$1.00
$2.50	1,011,345	$2.50
	1,299,821	$2.08

The Company accounts for its options and warrants according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and follows the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, if options or warrants are granted to employees for services and other consideration with an exercise price below the fair market value on the date of the grant, the difference between the exercise price and the fair market value is charged to operations. No amounts were charged to operations during 2001 and 2000. The fair value of the options granted during the fiscal years ended December 31, 2001 and 2000, reported below, has been estimated at the dates of grant using the Black-Scholes Option Valuation Model with the following assumptions:

NOTE 12 - STOCK OPTIONS *(Continued)*

	2001	2000
Expected life (in years)	**10.0**	10.0
Risk-free interest rate	**5.0%**	5.7%
Volatility	**225%**	25.5%
Dividend yield	**0.0%**	0.0%

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	2001	2000
Pro forma net loss	**$ (667,272)**	$(2,326,019)
Pro forma loss per share	**$(0.14)**	$(0.51)

The effects on pro forma disclosures of applying SFAS 123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 13 - OPERATING LEASES

The Company leases office space under a noncancelable operating lease with an entity whose major shareholder is also the Company's major shareholder. Under the terms of the lease, the Company leases office space for its headquarters. In addition, the Company has operating leases for a vehicle and office equipment. The leases expire from 2003 to 2007. Minimum future rental payments for each of the next five years and subsequent thereto are as follows:

Year Ended December 31,	***Amount***
2002	$ 118,500
2003	$ 114,600
2004	$ 109,200
2005	$ 109,200
2006	$ 109,200
Thereafter	$ 91,000

Total rent expense, including month-to-month leases, for the years ending December 31, 2001 and 2000 was $130,419 and $115,752, respectively.

NOTE 14 - INCOME TAXES

A summary of the provision for income taxes at December 31, is as follows:

	2001	2000
Deferred tax benefit due to temporary differences:		
Federal	$ 52,000	$ 96,804
State	17,000	32,268
Change in valuation allowance	(69,000)	(129,072)
Total income tax benefit (expense)	$ -	$ -

The deferred tax asset at December 31, is as follows:

	2001	2000
Deferred tax asset - NOL carryforwards	$ 482,000	$ 412,933
Valuation allowance	(482,000)	(412,933)
Net deferred tax asset	$ -	$ -

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset, which consists of net operating loss carryforwards.

The Company has net operating loss carryforwards of approximately $1,950,000 for federal and state income tax purposes, which are available to offset future taxable income. These loss carryforwards expire in various years through 2016.

Total income tax expense/benefit differed from the amounts computed by applying the U.S. federal income tax rates of 34% for both 2001 and 2000 to income (loss) before income taxes, primarily due to the effects of net operating loss carryforwards, the valuation allowance and non-deductible stock compensation expense.

Under U.S. federal tax laws, certain changes in ownership of a company may cause severe limitations on future utilization of these loss carryforwards.

NOTE 15 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 16 - RELATED-PARTY TRANACTIONS

The Company paid rent of $109,200 during 2001 and 2000 to a related company owned by the majority shareholder. The related company owns the building the Company is leasing (see Note 13).

NOTE 17 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15C 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" brokers-dealers that receive but do not hold, customer or other securities, is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2001 and 2000, the Company had net capital of $(32,866) and $75,169, respectively. The Company's aggregate indebtedness to net capital ratio was (21) to 1 and 6 to 1 at December 31, 2001 and 2000, respectively. The Company was not in compliance with its net capital or aggregate indebtedness to net capital ratio requirements as of December 31, 2001 (see Note 18).

NOTE 18 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has had recurring net losses and was not in compliance with its net capital or aggregate indebtedness to net capital ratio requirements (see Note 17). The consequences of failing to meet these requirements can be severe and may affect the Company's ability to continue as a going concern. These matters raise substantial doubt about the entity's ability to continue as a going concern. Management plans to do a public offering in the future and is seeking a merger or acquisition candidate. However, the Company's ability to continue as a going concern is contingent on its meeting its net capital requirements, the success of future operations and the potential for merging with or acquiring a company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 19 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2001, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Net Capital

Total consolidated stockholders' equity		$ 291,121
Add:		
Subordinated borrowings allowable in computation of net capital		40,000
Total capital and allowable subordinated borrowings		331,121
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable	$ 3,300	
Property and equipment, net	156,424	
Commissions receivable	35,634	
Receivables from non-customers	103,922	
Other assets	63,438	
		362,718
Haircuts on securities:		
Contractual securities commitments		1,269
Net capital		$ (32,866)

Aggregate Indebtedness

Items included in consolidated statement of financial condition	
Accrued commission expense	$ 463,884
Accounts payable, accrued liabilities, expenses and other	212,680
Total aggregate indebtedness	$ 676,564

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 50,000
Excess net capital at 1,500 percent	$ (77,970)
Excess net capital at 1,000 percent	$ (100,522)
Ratio: Aggregate indebtedness to net capital	(20.6) to 1

Reconciliation with Company's Computation (Included in Part II of the Amended Form X-17A-5 as of December 31, 2001)

A reconciliation is not considered necessary pursuant to Rule 17a-5(d)(4), as there are no material differences between the Company's computation of net capital under Rule 15c3-1 and the computation of net capital included on this schedule.

The accompanying notes are an integral part of the financial statements.

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
March 6, 2002